SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 16)*

CBS CORPORATION
(formerly named “Viacom Inc.”)

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

124857103

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

* The  remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 (the “Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 124857103	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAIRI, Inc. I.R.S. Identification No. 04-3446887
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 124857103	SCHEDULE 13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumner M. Redstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,533,081*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,533,081*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,533,081*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.1%
12		TYPE OF REPORTING PERSON (See Instructions) IN
* Includes shares owned by National Amusements, Inc. and NAI Entertainment Holdings LLC

CUSIP No. 124857103	SCHEDULE 13G	Page 4 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) National Amusements, Inc. I.R.S. Identification No. 04-2261332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,533,041*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,533,041*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,533,041*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.1%
12		TYPE OF REPORTING PERSON (See Instructions) CO
* Includes shares owned by NAI Entertainment Holdings LLC.

CUSIP No. 124857103	SCHEDULE 13G	Page 5 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAI Entertainment Holdings LLC I.R.S. Identification No. 27-344875
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,251,064
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,251,064
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,251,064
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12		TYPE OF REPORTING PERSON (See Instructions) CO

The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of CBS Corporation is hereby amended as follows:

Item 2.

Item 2(a) is hereby amended and restated in its entirety as follows:

Name of Person Filing: This Statement is being jointly filed by NAIRI, Inc. (“NAIRI”), National Amusements, Inc. (“NAI”), NAI Entertainment Holdings LLC (“NAI EH”) and Sumner M. Redstone.  NAIRI and NAI EH are wholly owned direct subsidiaries of NAI.  Mr. Redstone is the Chairman and Chief Executive Officer of NAI EH and NAI. Mr. Redstone is the President of NAIRI.

Item 2(b) is hereby amended and restated in its entirety as follows:

Address of Principal Business Office:  The principal business address of Sumner M. Redstone is 51 West 52nd Street, New York, NY 10019; NAI, NAIRI, and NAI EH have their principal business address at 846 University Avenue, Norwood, MA 02062.

Item 2(c) is hereby amended and restated in its entirety as follows:

Citizenship: The State of incorporation of NAI is Maryland; the state of incorporation of NAIRI is Delaware; the state of organization of NAI EH is Delaware; and Mr. Redstone is a citizen of the United States.

Item 4.

Item 4 is hereby amended and restated in its entirety as follows:

(a)  Amount Beneficially Owned:  NAI EH beneficially owns 8,251,064 shares of Class A Common Stock; NAI beneficially owns 34,533,041 shares of Class A Common Stock (including the shares owned by NAI EH); Sumner M. Redstone beneficially owns 34,533,081 shares of Class A Common Stock (including the shares owned by NAI and NAI EH).

(b)  Percent of Class:  79.1%

(c)  Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:  8,251,064 shares of Class A Common Stock with respect to NAI EH; 34,533,041 shares of Class A Common Stock with respect to NAI (including the shares owned by NAI EH); 34,533,081 shares of Class A Common Stock with respect to Sumner M. Redstone (including the shares owned by NAI and NAI EH);

(ii) shared power to vote or to direct the vote:  None;

(iii) sole power to dispose or to direct the disposition:  8,251,064 shares of Class A Common Stock with respect to NAI EH; 34,533,041 shares of Class A Common Stock with respect to NAI (including the shares owned by NAI EH); 34,533,081 shares of Class A Common Stock with respect to Sumner M. Redstone (including the shares owned by NAI and NAI EH);

(iv) shared power to dispose or direct the disposition:  None

Item 5:

This statement is being filed to report the fact that as of the date hereof the reporting person, NAIRI, has ceased to be the beneficial owner of more than five percent of the class of securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

/s/ SUMNER M. REDSTONE
Name:	Sumner M. Redstone
Title:	Individually

NAIRI, INC.

/s/ SUMNER M. REDSTONE
Name:	Sumner M. Redstone
Title:	President

NAI ENTERTAINMENT HOLDINGS LLC

/s/ SUMNER M. REDSTONE
Name:	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

NATIONAL AMUSEMENTS, INC.

/s/ SUMNER M. REDSTONE
Name:	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

Page 7 of 7 Pages